SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN POSTS RECORD STEEL AND MINING REVENUE IN 3Q13

São Paulo, November 14, 2013

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the third quarter of 2013 (3Q13), which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. The comments herein refer to the Company’s consolidated results and comparisons refer to the second quarter of 2013 (2Q13) and third quarter of 2012 (3Q12), unless otherwise stated. The Real/U.S. Dollar exchange rate on September 30, 2013, was R$2.230.

•         CSN posted record net revenue of R$4.7 billion in 3Q13, 15% up on 2Q13. Year-to-date net revenue came to R$12.4 billion, also a new record;

•         Adjusted EBITDA totaled R$1.7 billion in 3Q13, 51% up on the R$1.1 billion recorded in 2Q13, fueled by the mining and steel segments;

•         The consolidated EBITDA margin reached 31% in 3Q13, the highest quarterly figure since 4Q11;

•         Net revenue from steel operations reached the record amount of R$3.2 billion in 3Q13, 2% up on 2Q13. In the first nine months, steel revenue came to R$9.3 billion, 17% more than in 9M12 and another new record;

•         Total steel sales in 9M13 amounted to 4.7 million tonnes, while domestic steel sales totaled 3.6 million tonnes, both 8% up year-on-year and also new records;

•         Third-quarter net revenue from mining operations reached R$1.6 billion, 67% higher than in 2Q13;

•         Iron ore shipped through Tecar, in the Port of Itaguaí, reached its highest ever volume of 8.3 million tonnes in 3Q13;

•         CSN closed the third quarter with cash and cash equivalents of R$14.4 billion.

Executive Summary

Highlights	3Q12	2Q13	3Q13	3Q13 x 2Q13 (Change)	3Q13 x 3Q12 (Change)
Consolidated Net Revenue (R$ MM)	3,782	4,060	4,661	15%	23%
Consolidated Gross Profit (R$ MM)	949	1,040	1,402	35%	48%
Adjusted EBITDA (R$ MM)	1,076	1,095	1,652	51%	54%
Total Sales (thousand t)
- Steel	1,589	1,587	1,531	-4%	-4%
- Domestic Market	79%	77%	77%	0 p.p.	-2 p.p.
- Overseas Subsidiaries	19%	20%	20%	0 p.p.	1 p.p.
- Export	2%	3%	3%	0 p.p.	1 p.p.
- Iron Ore	6,564	6,033	7,679	27%	17%
- Domestic Market	3%	1%	1%	0 p.p.	-2 p.p.
- Export	97%	99%	99%	0 p.p.	2 p.p.
Adjusted Net Debt (R$ MM)	15,644	16,853	17,774	5%	14%
Adjusted Cash Position	14,554	15,153	14,368	-5%	-1%
Net Debt / Adjusted EBITDA	3.28x	3.92x	3.65x	-0.27x	0.37x
(1) Sales volumes include 100% of NAMISA sales

At the close of 3Q13

•     BM&FBovespa (CSNA3): R$9.46/share

•     NYSE (SID): US$4.28/ADR (1 ADR = 1 share)

•     Total no. of shares = 1,457,970,108

•     Market Cap: BM&FBovespa R$13.8 billion - NYSE US$6.2 billion

Investor Relations Team

•   IR Executive Officer: David Salama - (+55 11) 3049-7588

•   IR Manager: Claudio Pontes - (+55 11) 3049-7592

•   Specialist:  Ana Rayes - (+55 11) 3049-7585

•   Specialist:  Fernando Schneider – (+55 11) 3049-7526

•   Senior Analyst: Leonardo Goes – (+55 11) 3049-7593

invrel@csn.com.br
1

Economic Scenario

Global economic activity points to a recovery, chiefly due to the developed economies. In the third quarter of 2013, the global manufacturing Purchasing Managers Index (PMI) reached 53.3 points, its highest level for 18 months, mainly fueled by the recovery of the Eurozone countries. September’s Eurozone PMI reached 52.2 points, the highest figure since the second quarter of 2011, led by Germany. The IMF expects global GDP growth of 2.9% in 2013 and 3.6% in 2014.

USA

Indicators in the United States are also pointing to a recovery. The manufacturing PMI, published by the Institute for Supply Management (ISM), moved up for the fourth consecutive month, reaching 56.2 points in September, versus 55.7 in the previous month. Industrial production grew by 0.6% in September, with installed capacity use of 78.3%.

Also in September, unemployment rate fell to 7.2%, 0.4 p.p. down on June, but still above pre-global-crisis levels.

On the other hand, the impasse regarding the raising of the U.S. debt ceiling had a negative impact on economic activity in the quarter.

Given this scenario, the FED opted to maintain its economic stimuli, continuing with its asset purchase program. The institution expects 2013 GDP growth of between 2.0% and 2.3%.

Europe

September’s economic activity figures in Europe also indicate a recovery, led by Germany, but with the peripheral nations also recording positive indicators. In this context, the highlight was Spain, which posted growth of 0.1% in 3Q13 over the previous three months, following nine consecutive quarters of decline.

Average unemployment rate, on the other hand, remained high in Euro zone, reaching 12.2% in September, one of the highest levels since 1995. The Greek and Spanish rates had the highest levels. The latest figures from Greece show a 26.6% rate in July, while Spain’s rate remained flat at 26.6% in September.

As a result, the European Central Bank maintained a cautious approach, signaling that it may offer a new round of long-term loans to the banks.

In the United Kingdom, third-quarter GDP edged up by 0.8% over 2Q13, which in turn recorded growth of 0.7%, with services making an important contribution. Manufacturing PMI reached 56.7 points in September, slightly below the 57.1 recorded in August, exceeding 50 points for the sixth consecutive month. Likewise year-over-year industrial output increased 2.2% in September.

Asia

The Chinese government stimuli have proved successful, as shown by the latest economic indicators. Third-quarter GDP grew by 7.8% in the last 12 months and 2.2% over 2Q13. Compound PMI climbed from 48.2 points in June to 51.2 points in September, while industrial production moved up by 10.2% in the same month. Therefore, the government has reiterated its 2013 GDP growth target of 7.5%.

Japanese GDP grew by 3.8% in the second quarter, while manufacturing PMI reached 52.5 points in September, the highest figure since February 2011. Consumer confidence also moved up in September following three consecutive reductions, reaching 54.5 points. Retail sales grew by 3.1% in September, while industrial output moved up by 1.5%. Consequently, Japan’s central bank (BoJ) raised its economic assessment of the country’s nine regions for the second consecutive month.

2

Brazil

In 2Q13 GDP posted growth of 1.5%, reflecting the 3.9% increase in agriculture and the 3.6% upturn in gross fixed capital formation. In the 12 months through June, year-on-year growth came to 1.9%. The Central Bank’s FOCUS report expects annual GDP growth of 2.5% in 2013.

Industrial production in September 2013 grew 0,7% over August, and moved up by 1.6% in the first nine months over the same period last year.

Inflation measured by the IPCA consumer price index recorded 0.35% in September, giving 5.86% in the last 12 months, above the target ceiling defined by the Monetary Policy Committee (COPOM), which raised the Selic base rate for the fifth consecutive time at its last meeting in September, this time to 9.50% p.a.

The real remained highly volatile against the U.S. dollar throughout the third quarter, peaking at R$2.45/US$, given the uncertainties surrounding the FED’s reduction of the monetary stimuli. However, following the decision to maintain the stimuli, the dollar fell back, closing September at R$2.23/US$.

Foreign reserves remained virtually flat at around US$376 billion.

Macroeconomic Projections

	2013	2014
IPCA (%)	5.85	5.93
Commercial dollar (final) – R$	2.25	2.40
SELIC (final - %)	10.00	10.25
GDP (%)	2.50	2.11
Industrial Production (%)	1.72	2.42

                                   Source: FOCUS BACEN                    Base: November 08, 2013

Adoption of IFRS 10/11

As of January 1, 2013, the Company adopted IFRS 10 – Consolidated Financial Statements, corresponding to CPC 36 (R3) – Demonstrações Financeiras Consolidadas, approved by the CVM in December 2012, and IFRS 11 – Joint Arrangements, corresponding to CPC 19 (R2) - Negócios em Conjunto, approved by the CVM in November 2012. Given that the proportional consolidation method is no longer permitted, the Company has ceased to consolidate its jointly-owned subsidiaries, Namisa, MRS Logística and CBSI, and now recognizes them in accordance with the equity accounting method. The main impacts were on net revenue, cost of goods sold, gross profit, the financial result, equity income and net income. For comparability purposes, the consolidated financial statements for the third quarter of 2012 were reclassified to reflect this alteration.

Net Revenue

CSN posted record consolidated net revenue of R$4,661 million in 3Q13, 15% up on 2Q13, mainly due to increased revenue from mining operations.

In the first nine months, net revenue totaled R$12,364 million, 15% more than in 9M12, chiefly due to higher revenue from the steel segment, and also a new record.

Cost of Goods Sold (COGS)

In 3Q13, consolidated COGS reached R$3,259 million, 8% up on the previous quarter, primarily due to higher volume sold in mining segment.

Gross Profit

The Gross Profit reached R$1,402 million in the 3Q13, 35% up from 2Q13, for the same reasons afore mentioned.

3

Selling, General, Administrative and Other Operating Expenses

Consolidated SG&A expenses totaled R$315 million in 3Q13, 17% down on the previous quarter, chiefly due to lower distribution costs.

CSN recorded a net expense of R$133 million in the “Other Operating Expenses” line in 3Q13, 9% down on the previous quarter, basically due to the upturn in non-recurring revenue in 3Q13.

EBITDA

The Company uses Adjusted EBITDA to measure the performance of its various segments and operating cash flow generation capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, equity income and other operating revenue (expenses).

Adjusted EBITDA considers the Company’s proportional interest in Namisa, MRS Logística and CBSI and is on a comparable basis with the amounts published in 2012.

Adjusted EBITDA totaled R$1,652 million in 3Q13, 51% up on the R$1,095 million posted in 2Q13, primarily due to the contribution of the mining and steel segments.

The consolidated adjusted EBITDA margin reached 31%, 7 p.p. more than in 2Q13.

Financial Result and Net Debt

The 3Q13 consolidated net financial result was negative by R$597 million, chiefly due to the following factors:

•         Interest on loans and financing totaling R$588 million;

•         Expenses of R$30 million with the monetary restatement of tax payment installments;

•         Other financial expenses totaling R$43 million.

These negative effects were partially offset by consolidated financial revenue of R$59 million and monetary and foreign exchange variations of R$5 million.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

On September 30, 2013, consolidated net debt stood at R$17.8 billion, R$0.9 billion more than the R$16.9 billion recorded on June 30, 2013, essentially due to the following factors:

•         Dividend and interest on equity payments totaling R$0.4 billion;

•         Investments of R$0.8 billion in fixed assets;

•         A R$0.7 billion disbursement effect related to the cost of debt;

•         A R$0.5 billion increase in working capital;

•         Other effects of R$0.2 billion.

These effects were partially offset by adjusted EBITDA of R$1.7 billion.

The net debt/EBITDA ratio based on LTM adjusted EBITDA closed the third quarter at 3.65x, 0.27x down on the ratio recorded at the end of the previous quarter.

Indebtness (R$ MM) and Net Debt / Adjusted EBITDA

Equity Result

The consolidated equity result totaled R$208 million in 3Q13, basically due to the result of the jointly-owned subsidiary Namisa.

Net Income

CSN posted consolidated third-quarter net income of R$503 million, in line with the 2Q13 figure.

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

CSN invested R$838 million in 3Q13, R$424 million of which in the parent company, allocated as follows:

✓  Casa de Pedra mine and Port of Itaguaí: R$191 million;

✓  Long steel: R$105 million.

The remaining R$414 million went to subsidiaries or joint subsidiaries, mostly in the following projects:

✓  Transnordestina Logística: R$301 million;

✓  MRS:  R$41 million;

✓  Namisa:  R$11 million.

Working Capital

Working capital allocated to the Company’s businesses closed 3Q13 at R$2,455 million, R$513 million up on the R$1,942 million recorded at the end of 2Q13, chiefly due to the reduction in the suppliers line. The average supplier payment period narrowed by 17 days, partially offset by the four-day reduction in the inventory turnover period, raising the cash conversion cycle by 13 days.

5

WORKING CAPITAL (R$ MM)	2Q13	3Q13	Change 3Q13 x 2Q13
Assets	3,983	4,007	24
Accounts Receivable	1,669	1,740	71
Inventory (*)	2,289	2,229	(61)
Advances to Taxes	25	39	14
Liabilities	2,041	1,552	(489)
Suppliers	1,547	1,020	(527)
Salaries and Social Contribution	205	240	35
Taxes Payable	253	263	10
Advances from Clients	36	29	(7)
Working Capital	1,942	2,455	513

TURNOVER RATIO Average Periods	2Q13	3Q13	Change 3Q13 x 2Q13
Receivables	32	32	0
Supplier Payment	48	31	(17)
Inventory Turnover	71	67	(4)
Cash Conversion Cycle	55	68	13
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments.

Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

Net revenue by segment (R$ million)

Adjusted EBITDA by segment (R$ million)

R$ million								3Q13
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	3,198	1,646	50	288	55	105	(681)	4,661
Domestic Market	2,523	81	50	288	55	105	(268)	2,834
Foreign Market	675	1,565	-	-	-	-	(413)	1,827
Cost of Goods Sold	(2,532)	(828)	(24)	(177)	(44)	(70)	415	(3,259)
Gross Profit	667	818	27	111	11	34	(266)	1,402
Selling, General and Administrative Expenses	(195)	(2)	(5)	(26)	(5)	(18)	(64)	(315)
Depreciation	200	55	2	35	4	8	(31)	272
Proportional EBITDA of Jointly Controlled Companies							292	292
Adjusted EBITDA	672	872	24	120	10	24	(69)	1,652

R$ million								2Q13
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	3,147	984	43	263	53	105	(535)	4,060
Domestic Market	2,488	68	43	263	53	105	(238)	2,782
Foreign Market	659	916	-	-	-	-	(297)	1,278
Cost of Goods Sold	(2,527)	(601)	(22)	(178)	(34)	(70)	411	(3,020)
Gross Profit	620	383	21	85	20	35	(124)	1,040
Selling, General and Administrative Expenses	(180)	(37)	(5)	(24)	(5)	(19)	(110)	(380)
Depreciation	179	53	2	36	4	8	(18)	264
Proportional EBITDA of Jointly Controlled Companies							171	171
Adjusted EBITDA	619	398	18	97	19	24	(80)	1,095

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 1.2 billion tonnes in the nine months through September 2013, 2.7% higher than in 9M12, with China responding for 586 million tonnes, 8% up in the same period. Global capacity use stood at 79% in August, identical to the June figure.

Given this scenario, the WSA expects global apparent steel consumption of 1.48 billion tonnes in 2013, 3.1% more than the year before, with China accounting for 700 million tonnes, 6.1% higher than in 2012. In 2014, the association estimates apparent consumption of 1.52 billion tonnes, 3.3% up on 2013.

7

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 25.9 million tonnes in the first nine months, in line with 9M12 volume, while rolled flat output totaled 11.3 million tonnes, a 2% improvement over the same period last year.

Also in the first nine months, domestic flat steel consumption amounted to 10.6 million tonnes, 4% up year-on-year, while domestic sales increased by 7% to 9.2 million tonnes. On the other hand, imports dropped by 13% to 1.4 million tonnes and exports fell by 7.2% to 1.2 million tonnes in the same period.

The IABr estimates Brazilian crude steel production of 34.5 million tonnes in 2013, the same level as in 2012, accompanied by domestic sales growth of 5.3% to 22.8 million tonnes and a 3.2% upturn in apparent consumption to 26.0 million tonnes.

For 2014, the institute expects an apparent consumption of 27.0 million tonnes, an increase of 3.8%.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 2.84 million units, in the first nine months, 14% up on 9M12, with sales of 2.78 million units. The association estimates production growth of 12% in 2013 and 5% in 2014.

FENABRAVE (the Vehicle Distributors’ Association) expects record car and light commercial vehicle sales of 3.7 million units, 1.5% up on 2012. In the case of heavy vehicles, it estimates licensing of 188,000 units, with trucks and agricultural machinery, which have been growing strongly this year, moving up by 12% and 10%, respectively.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials increased by 4.3% in 2013 through September over the same period last year.

In São Paulo state, SECOVI (the Residential Builders’ Association) expects sales of 35,000 units in 2013, 30% up on last year.

Home Appliances

According to the IBGE (Brazilian Institute of Geography and Statistics), white goods production fell by 3% year-on-year in the first eight months of 2013.

The government confirmed the recomposition of the IPI tax on home appliances and furniture by December 2013. The rate on stoves will increase from 3% to its original rate of 4%, while the tax on refrigerators and simple washing machines will return partially to their previous levels, moving up from 8.5% to 10% and from 4.5% to 5%, respectively.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled 3.4 million tonnes in the first nine months, 3.3% up on 9M12.

In the same period, purchases by the associated network came to 3.5 million tonnes, 10.7% up year-on-year. Inventories closed September at around 1.1 million tonnes, identical to the end of August, with a turnover of 2.7 months of sales.

Sales Volume

CSN sold 1.5 million tonnes of steel in 3Q13, 3.5% less than in 2Q13, when the Company recorded its second highest figure in terms of steel sales. Of this total, 77% went to the domestic market, 20% were sold by overseas subsidiaries and 3% went to direct exports.

In 9M13, steel sales came to 4.7 million tonnes, 8% up year-on-year and a new record for the period.

8

Domestic Sales Volume

CSN’s domestic steel sales came to 1.2 million tonnes in 3Q13, 3% less than in 2Q13, when the Company recorded its second highest figure.

In the first nine months, domestic steel sales totaled 3.6 million tonnes, an 8% improvement over 9M12 and a new period record.

Foreign Sales Volume

Foreign sales came to 354,000 tonnes in 3Q13, 4% less than in the previous quarter. Of this total, the overseas subsidiaries sold 313,000 tonnes, 180,000 of which by SWT. Direct exports came to 41,000 tonnes.

Prices

Net revenue per tonne averaged R$2,043 in 3Q13, 5% higher than the 2Q13 average of R$1,944.

Net Revenue

Net revenue from steel operations totaled R$3,198 million in 3Q13, 2% up on 2Q13 and the Company’s highest ever quarterly figure, basically due to the upturn in prices.

In the first nine months, net revenue came to R$9,293 million, 17% more than in 9M12 and a new period record, chiefly due to the increase in sales volume and higher prices.

Cost of Goods Sold (COGS)

Steel segment COGS stood at R$2,532 million in 3Q13, in line with the previous quarter.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$672 million in 3Q13, 9% up on 2Q13, basically due to higher prices, raising the adjusted EBITDA margin to 21%.

Production

The Presidente Vargas Steelworks (UPV) produced 1.2 million tonnes of crude steel in the third quarter, in line with the 2Q13 figure, while slab consumption from third parties came to 152,000 tonnes and rolled steel output totaled 1.2 million tonnes, 4% down on the previous three months.

Production (in thousand t)	2Q13	3Q13	Change
			3Q13 x 2Q13
Crude Steel (P. Vargas Mill)	1,156	1,161	0.4%
Purchased Slabs from Third Parties	165	152	-8%
Total Crude Steel	1,321	1,313	-1%
Total Rolled Products	1,205	1,152	-4%

Production Costs (Parent Company)

In 3Q13, the Presidente Vargas Steelworks’ total production costs came to R$1,787 million, R$65 million more than in 2Q13, R$33 million of which in raw materials and R$32 million in other production costs.

Mining

Scenario

In 3Q13, the seaborne iron ore market was positively impacted by higher demand for steel products in China, thanks to strong government stimuli and investments in infrastructure, which triggered the restocking of iron ore by steel plants. As a result, the Platts Fe62% CFR China index averaged US$132.51/dmt in 3Q13, 5.2% up on the previous three months.

The iron-ore quality premium hovered between US$2.10 and US$2.40/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route averaged US$23.30/wmt, 30.6% more than the US$17.84/wmt recorded in 2Q13, due to higher demand for ships.

In 3Q13, Brazilian exports accounted for 27% of the seaborne market, totaling 86 million tonnes, 14% up on the quarter before.

Iron Ore Sales

Third-quarter iron ore sales totaled 7.7 million tonnes, 27% more than in 2Q13, virtually all of which was sold abroad. Of this total, 2.9 million tonnes were sold by Namisa1.

Additionaly, the Company’s own consumption  stood at 1.5 million tonnes.

It is worth noting that Tecar, the Company’s terminal in the Port of Itaguaí, which began to operate with a new capacity of 45 million annual tones, loaded a record volume of 8.3 million tonnes of iron ore.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$1.65 billion in 3Q13, 67% more than in 2Q13, chiefly due to the upturn in sales volume and higher prices.

Cost of Goods Sold (COGS)

Mining COGS came to R$828 million in 3Q13, 38% up on 2Q13, also due to the increase in sales volume.

Adjusted EBITDA

Adjusted EBITDA totaled R$872 million in 3Q13, a hefty 119% up on the previous quarter, for the same reasons mentioned above. The adjusted EBITDA margin reached 53%, 13 p.p. higher than in 2Q13.

10

Logistics

Scenario

Railway Logistics

According to the ANTF (National Rail Transport Association), the Brazilian railways transported 225 million tonnes of useful cargo in the first half of 2013, and it expects to reach 491 million tonnes by year-end. In 2015, the association estimates volume of 551 million tonnes, 15% up on 2012.

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 231 million total tonnes in 2Q13, 13% up on the previous three months, giving a first-half total of 436 million tonnes, 0.6% more than in 1H12.

Bulk solids totaled 144 million tonnes, 20% more than in 1Q13, giving 264 million tonnes in the first six months, a 1% year-on-year improvement.

Container handling came to 2.2 million TEUs1 in 2Q13, 13% higher than the previous quarter, reaching a first-half total of 4.1 million TEUs1, 5% more than in the same period last year.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Analysis of Results

Railway Logistics

Net revenue from railway logistics totaled R$288 million in 3Q13, COGS came to R$177 million and adjusted EBITDA totaled R$120 million, with an adjusted EBITDA margin of 42%.

Port Logistics

In 3Q13, net revenue from port logistics amounted to R$50 million, COGS totaled R$24 million and adjusted EBITDA reached R$24 million, with an adjusted EBITDA margin of 47%.

In the first nine months, CSN posted a record of R$133 million net revenue from port logistics operations, 22% up on 9M12, mostly influenced by the higher number of containers handled, which totaled 194,000 units in the period.

Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 18.8 million tonnes in 3Q13, 7% up quarter-on-quarter. In the first nine months sales came to 52.4 million tonnes, 2% more than 9M12.The association expects annual sales growth close to 3%.

Analysis of Results

In 3Q13, CSN’s cement sales totaled 526,000 tonnes, net revenue came to R$105 million, COGS amounted to R$70 million and adjusted EBITDA stood at R$24 million, with an adjusted EBITDA margin of 23%.

In 9M13, cement revenue reached the record level of R$308 million, 6% more than in the same period of 2012, from sales volume of 1.5 million tonnes, also a new record.

11

Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption grew by 3.2% in 2013 through September, over the same period last year, led by the residential and commercial segments which recorded respective growth of 6.3% and 5.4%. The institution expects annual consumption growth of 3.3%.

Analysis of Results

In 3Q13, net revenue from energy sales amounted to R$55 million, COGS totaled R$44 million and adjusted EBITDA came to R$10 million, accompanied by an adjusted EBITDA margin of 18%.

Capital Market

CSN’s shares appreciated by 63% in 3Q13, substantially higher than the Ibovespa’s 10% upturn in the same period. On the NYSE, the Company’s ADRs appreciated by 59%, also well above the Dow Jones, which edged up by 2%.

Daily traded volume in CSN’s shares on the BM&FBovespa averaged R$65.4 million in 3Q13, 15% more than the R$57.0 million recorded in 2Q13. On the NYSE, daily traded volume in CSN’s ADRs averaged US$24.0 million, 11% up on the previous quarter’s average of US$21.7 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	2Q13	3Q13
N# of shares	1,457,970,108	1,457,970,108
Market Capitalization
Closing price (R$/share)	5.79	9.46
Closing price (US$/share)	2.70	4.28
Market Capitalization (R$ million)	8,437	13,792
Market Capitalization (US$ million)	3,932	6,233
Total return including dividends and interest on equity
CSNA3 (%)	-32%	63%
SID (%)	-38%	59%
Ibovespa	-16%	10%
Dow Jones	2%	2%
Volume
Average daily (thousand shares)	7,842	8,394
Average daily (R$ Thousand)	57,039	65,390
Average daily (thousand ADRs)	6,089	6,850
Average daily (US$ Thousand)	21,687	23,991
Source: Economática

Subsequent Events

On November 13, 2013, the Board of Directors approved the payment to shareholders of interest on equity totaling R$100 million and interim dividends amounting R$400 million, which constitutes an anticipation of the minimum mandatory dividends for fiscal year 2013. Shareholders registered in the records of the depositary institution, on November 13, 2013 will be entitled to receive said dividends.

12

Webcast – 3Q13 Earnings Presentation

Conference Call in Portuguese with Simultaneous Translation into English

Thursday, November 14, 2013

2:00 p.m. – Brasília time

11:00 a.m. – US EST

Phone: +1 (646) 843 6054

Conference ID: CSN
Webcast: www.csn.com.br/ri

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector.    CSN recorded consolidated net revenue of R$16.9 billion in 2012.

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses). Despite being an indicator used to measure the segments’ results, EBITDA is not a measure recognized by the Brazilian accounting practices or IFRS, with no standard definition and therefore cannot be used as comparison basis with similar indicators adopted by other companies.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

INCOME STATEMENT CONSOLIDATED - Corporate Law (thousand of reais)
	3Q12	2Q13	3Q13
Net Revenues	3,781,570	4,060,202	4,661,416
Domestic Market	2,794,088	2,782,854	2,834,069
Foreign Market	987,482	1,277,348	1,827,347
Cost of Goods Sold (COGS)	(2,832,764)	(3,020,222)	(3,259,211)
COGS, excluding depreciation	(2,567,503)	(2,762,871)	(2,993,362)
Depreciation allocated to COGS	(265,261)	(257,351)	(265,849)
Gross Profit	948,806	1,039,980	1,402,205
Gross Margin (%)	25%	26%	30%
Selling Expenses	(198,780)	(254,271)	(206,758)
General and Administrative Expenses	(129,116)	(119,607)	(101,568)
Depreciation allocated to SG&A	(5,912)	(5,957)	(6,327)
Other operation income (expense), net	(123,945)	(144,901)	(132,558)
Equity Result	135,695	282,585	208,458
Operational Income before Financial Results	626,748	797,829	1,163,452
Net Financial Results	(516,097)	(457,819)	(597,118)
Income before social contribution and income taxes	110,651	340,010	566,334
Income Tax and Social Contribution	48,444	161,876	(63,446)
Net Income	159,095	501,886	502,888

14

INCOME STATEMENT PARENT COMPANY - Corporate Law (thousand of R$)
	3Q12	2Q13	3Q13
Net Revenues	2,774,202	3,288,085	3,730,830
Domestic Market	2,555,478	2,585,400	2,607,467
Foreign Market	218,724	702,685	1,123,363
Cost of Goods Sold (COGS)	(2,158,245)	(2,416,470)	(2,626,539)
COGS, excluding depreciation	(1,933,223)	(2,197,352)	(2,405,433)
Depreciation allocated to COGS	(225,022)	(219,118)	(221,106)
Gross Profit	615,957	871,615	1,104,291
Gross Margin (%)	22%	27%	30%
Selling Expenses	(84,573)	(128,524)	(125,159)
General and Administrative Expenses	(78,632)	(84,962)	(70,519)
Depreciation allocated to SG&A	(3,857)	(3,735)	(3,864)
Other operation income (expense), net	(101,682)	(142,467)	(142,994)
Equity Result	341,677	1,054,909	397,067
Operational Income before Financial Results	688,890	1,566,836	1,158,822
Net Financial Results	(661,975)	(1,314,739)	(724,391)
Income before social contribution and income taxes	26,915	252,097	434,431
Income Tax and Social Contribution	142,799	242,372	65,251
Net Income	169,714	494,469	499,682
15

BALANCE SHEET Corporate Law - In Thousand of R$
	Consolidated		Parent Company
	06/30/2013	09/30/2013	06/30/2013	09/30/2013
Current Assets	18.788.336	17.611.306	7.164.657	6.459.861
Cash and Cash Equivalents	12.272.870	11.146.875	2.093.809	1.537.064
Trade Accounts Receivable	2.467.511	2.514.545	1.951.403	1.801.568
Inventory	3.321.737	3.254.360	2.605.735	2.598.278
Other Current Assets	726.218	695.526	513.710	522.951
Non-Current Assets	35.428.409	36.836.696	40.334.393	41.928.273
Long-Term Assets	4.785.733	4.691.972	4.456.867	4.351.635
Investments	10.362.962	11.238.283	23.834.038	25.239.697
Property, Plant and Equipment	19.352.531	19.946.346	12.017.632	12.301.851
Intangible	927.183	960.095	25.856	35.090
TOTAL ASSETS	54.216.745	54.448.002	47.499.050	48.388.134
Current Liabilities	6.720.191	6.741.010	6.884.745	7.379.493
Payroll and Related Taxes	204.729	240.161	149.882	175.930
Suppliers	1.704.287	1.218.197	1.156.494	947.893
Taxes Payable	254.382	263.145	101.146	81.222
Loans and Financing	2.934.549	3.366.230	3.823.864	4.496.376
Others	1.302.118	1.334.100	1.395.433	1.418.229
Provision for Tax, Social Security, Labor and Civil Risks	320.126	319.177	257.926	259.843
Non-Current Liabilities	39.093.933	38.799.878	32.606.039	32.501.341
Loans, Financing and Debentures	28.241.141	27.828.045	21.090.292	21.034.342
Deferred Income Tax and Social Contribution	242.434	258.811	-	-
Others	9.190.052	9.275.615	9.024.064	9.071.255
Provision for Tax, Social Security, Labor and Civil Risks	438.086	474.866	396.826	435.738
Other Provisions	982.220	962.541	2.094.857	1.960.006
Shareholders' Equity	8.402.621	8.907.114	8.008.266	8.507.300
Capital	4.540.000	4.540.000	4.540.000	4.540.000
Capital Reserve	30	30	30	30
Earnings Reserves	3.130.543	3.130.543	3.130.543	3.130.543
Retained Earnings	521.795	621.451	521.795	621.451
Other Comprehensive Income	(184.102)	215.276	(184.102)	215.276
Non-Controlling Shareholders' Interests	394.355	399.814	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	54.216.745	54.448.002	47.499.050	48.388.134

CASH FLOW STATEMENT CONSOLIDATED – Corporate Law – In Thousand of R$
	3Q12	2Q13	3Q13
Cash Flow from Operating Activities	827,345	1,008,606	608,403
Net income for the period	159,095	501,886	502,888
Foreign exchange and monetary variations, net	(58,038)	1,031,789	376,118
Provision for financial expenses	551,062	532,336	585,582
Depreciation, exhaustion and amortization	307,593	285,216	289,395
Write-off of permanent assets	6,129	24,003	970
Equity Result	79	(282,585)	(208,458)
Impairment of available for sale securities	-	5,002	-
Result from derivative financial instruments	13,618	14,802	10,767
Deferred income taxes and social contribution	(89,883)	(247,887)	(59,844)
Provisions	60,899	(10,371)	(19,069)
Working Capital	(123,209)	(845,585)	(869,946)
Accounts Receivable	17,923	(230,737)	(110,831)
Inventory	151,962	17,536	118,313
Receivables from related parties	(44,823)	(93,815)	(28,432)
Suppliers	127,970	(87,289)	(460,134)
Taxes and Contributions	129,761	(78,291)	199,965
Interest Expenses	(529,760)	(588,811)	(675,179)
Judicial Deposits	8,694	25,820	(19,312)
Dividend received from common related parties		240,000	28,470
Others	15,064	(49,998)	77,194
Cash Flow from Investment Activities	(795,455)	(486,486)	(727,137)
Derivatives	27,643	65,398	59,840
Investments	(25,833)	-	-
Fixed Assets/Intangible	(797,265)	(522,849)	(786,364)
Financial Investments		(29,035)	(613)
Cash Flow from Financing Companies	785,204	211,670	(574,057)
Issuances	1,834,446	876,493	3,135
Amortizations	(1,049,178)	(273,802)	(111,419)
Dividends/Interest on equity	(64)	(391,021)	(465,773)
Foreign Exchange Variation on Cash and Cash Equivalents	46,139	206,941	(433,204)
Free Cash Flow	863,233	940,731	(1,125,995)

17

SALES VOLUME AND NET REVENUE PER UNIT (STEEL)

CONSOLIDATED

SALES VOLUME (thousand tonnes)
	3Q12	2Q13	3Q13
DOMESTIC MARKET	1,257	1,217	1,177
Slabs	-	2	3
Hot Rolled	583	552	522
Cold Rolled	253	216	204
Galvanized	308	327	320
Tin Plate	113	120	129
FOREIGN MARKET	332	370	354
Slabs	-	-	-
Hot Rolled	2	3	2
Cold Rolled	13	17	17
Galvanized	96	116	117
Tin Plate	30	42	38
Steel Profiles	191	192	180
TOTAL MARKET	1,589	1,587	1,531
Slabs	-	2	3
Hot Rolled	585	555	524
Cold Rolled	266	233	221
Galvanized	404	443	437
Tin Plate	143	162	167
Steel Profiles	191	192	180

PARENT COMPANY

SALES VOLUME (thousand tonnes)
	3Q12	2Q13	3Q13
DOMESTIC MARKET	1,247	1,225	1,183
Slabs	-	2	3
Hot Rolled	568	553	518
Cold Rolled	255	217	207
Galvanized	306	330	324
Tin Plate	118	122	131
FOREIGN MARKET	35	46	41
Slabs	-	-	-
Hot Rolled	1	0	-
Cold Rolled	0	-	-
Galvanized	4	4	3
Tin Plate	30	42	38
TOTAL MARKET	1,282	1,272	1,225
Slabs	-	2	3
Hot Rolled	568	554	518
Cold Rolled	255	217	207
Galvanized	310	334	328
Tin Plate	149	164	169

CONSOLIDATED NET REVENUE PER UNIT (R$/ton)
	3Q12	2Q13	3Q13
TOTAL MARKET	1,815	1,944	2,043

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.